										OMB APPROVAL
										OMB Number:3235-0145
										Expires: August 31, 1999
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										hours per form 14.90

						UNITED STATES
				SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549

						SCHEDULE 13D
			Under the Securities Exchange Act of 1934
					  (Amendment No. 3)

						Intrenet Inc.
					   (Name of Issuer)

						Common Stock
				(Title of Class of Securities)

						461190100
					   (CUSIP Number)

				   Benjamin L. Douglas, Esq.
				 Shartsis Friese & Ginsburg LLP
				 One Maritime Plaza, 18th Floor
					San Francisco, CA 94111
					(415) 421-6500
	  (Name, Address and Telephone Number of Person Authorized to
			  Receive Notices and Communications)

					March 18, 1999
		(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (10-97)

CUSIP No. 461190100								Page 2 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Vincent Andrew Carrino
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF, PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				83,800
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				4,288,113
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				83,800
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						4,288,113
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,371,913
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	32.3
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 461190100								Page 3 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management, LLC
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	AF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	California
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				4,288,113
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						4,288,113
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	4,288,113
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	31.6
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO, IA

CUSIP No. 461190100								Page 4 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Brookhaven Capital Management Co., Ltd.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				58,200
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						58,200
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	58,200
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.4
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	CO, IA

CUSIP No. 461190100								Page 5 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,440,258
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,440,258
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,440,258
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	10.6
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 461190100								Page 6 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Piton Partners, L.P.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				250,010
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						250,010
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	250,010
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.8
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	PN

CUSIP No. 461190100								Page 7 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Watershed (Cayman) Ltd.
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	WC
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				0
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				1,128,725
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				0
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						1,128,725
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	1,128,725
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/ /
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	8.3
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	OO

CUSIP No. 461190100								Page 8 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Robert B. Fagenson
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				52,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				25,000
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				52,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						25,000
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	77,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/X/
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	0.6
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 461190100								Page 9 of 22 Pages

---------------------------------------------------------------------------
1	NAME OF REPORTING PERSON
	IRS IDENTIFICATION NO. OF ABOVE PERSON

	Gerald Anthony Ryan
---------------------------------------------------------------------------
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a)		/X/
												(b)		/ /
---------------------------------------------------------------------------
3	SEC USE ONLY
---------------------------------------------------------------------------
4	SOURCE OF FUNDS*

	PF
---------------------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)										/ /
---------------------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America
---------------------------------------------------------------------------
     NUMBER OF			7	SOLE VOTING POWER
	 SHARES				155,000
   BENEFICIALLY		--------------------------------------------------
	OWNED BY			8	SHARED VOTING POWER
	  EACH				0
    REPORTING			--------------------------------------------------
	 PERSON			9	SOLE DISPOSITIVE POWER
	  WITH				155,000
					--------------------------------------------------
					10	SHARED DISPOSITIVE POWER
						0
---------------------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	155,000
---------------------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
														/X/
---------------------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	1.1
---------------------------------------------------------------------------
14	TYPE OF REPORTING PERSON*
	IN

CUSIP No. 461190100								Page 10 of 22 Pages

ITEM 1.	SECURITY AND ISSUER.

This statement relates to shares of Common Stock (the "Stock") of Intrenet Inc. (the "Issuer"). The principal executive office of the Issuer is located at 400 TechneCenter Drive, Suite 200, Milford, OH 45150.


ITEM 2.	IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

	(a)	Brookhaven Capital Management Co., Ltd. ("BCM Co."), Brookhaven
Capital Management, LLC ("BCM, LLC"), Vincent Andrew Carrino ("Carrino"), Watershed Partners, L.P. ("WP"), Piton Partners, L.P. ("PP"), Watershed (Cayman) Ltd. ("WCL"), Robert B. Fagenson ("Fagenson") and Gerald Anthony
Ryan ("Ryan") (collectively, the "Filers").

	(b)	The business address of BCM Co., BCM, LLC, Carrino, WP and PP is
3000 Sandhill Road, Building 3, Suite 105, Menlo Park, CA 94025. The business address of WCL is c/o Hemisphere Fund Managers Limited, 3rd Floor, Harbour Centre, P.O. Box 30362, SMB, George Town, Cayman Islands. The business address of Fagenson is 19 Rector Street, New York, NY 10006. The business address of Ryan is 3230 W. Lake Road, Erie, PA 16505.

	(c)	Carrino is the president and sole shareholder of BCM Co. and the manager and principal member of BCM, LLC. Fagenson is the chairman of Fagenson & Company, Inc., a registered broker-dealer. Ryan is the chairman of Rent-Way, Inc. See Item 6 for an additional description of the relationships among the Filers.

	(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Carrino, Fagenson and Ryan are citizens of the United States of
America. BCM Co. is a New York corporation. BCM, LLC is a California limited liability company. WP and PP are Delaware limited partnerships.
WCL is a Cayman Islands exempted company.

CUSIP No. 461190100								Page 11 of 22 Pages

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser		Source of Funds			Amount

BCM, LLC		Funds under Management*	$11,734,009
BCM Co.		Working Capital			$   159,346
WP			Working Capital			$ 3,996,687
PP			Working Capital			$   688,811
WCL			Working Capital			$ 3,138,738
Carrino		Personal Funds			$   212,262
Fagenson		Personal Funds			$   213,715
Ryan			Personal Funds			$   426,250

*Includes funds of WP, PP, WCL and other advisory clients used to purchase the Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The Filers have discussed, and intend to continue to discuss, with management and members of the Board of Directors of the Issuer, the strategies the Issuer plans to employ to maximize shareholder value, including, but not limited to, corporate acquisitions and expansion of its existing operations.

The Filers entered into an agreement with the Issuer and certain other shareholders of the Issuer dated as of March 18, 1999 (the "Shareholders Agreement"), pursuant to which the parties agreed to vote the shares of Common Stock over which they have voting power and take certain other actions described in the Shareholders Agreement, a copy of which is attached hereto as Exhibit B and incorporated herein by reference. The parties to the Shareholders Agreement have not agreed to vote or act as a group with respect to any matters other than those addressed in the Shareholders Agreement. The Filers understand that the other parties to the Shareholders Agreement intend to file a Schedule 13D reflecting their participation in the Shareholders Agreement. The Filers specifically disclaim beneficial ownership of the shares of Common Stock owned by the other parties to the Shareholders Agreement.

Subject to the Shareholders Agreement, the Filers may buy or sell additional shares of Stock in the open market from time to time.

CUSIP No. 461190100								Page 12 of 22 Pages


ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page. The Filers have effected the following open market transaction in the Stock since January 29, 1999:

		  Purchase					Number		Price
Name		  or Sale		Date			of Shares		per Share

WP			P		2/02/99		 7,000		$4.00
BCM, LLC		P		2/03/99		10,000		$4.00
WP			P		2/05/99		 5,000		$4.00
BCM, LLC		P		2/11/99		 3,000		$3.75
WCL			P		2/11/99		 2,000		$3.75
BCM, LLC		P		2/12/99		 6,500		$3.75
WP			P		2/16/99		 1,000		$3.75
BCM, LLC		P		2/17/99		 5,000		$3.75
WCL			P		2/17/99		 4,875		$3.75
WP			P		2/17/99		 1,600		$3.85
WP			P		2/18/99		   500		$3.8125
WP			P		2/18/99		   500		$3.875
WP			P		2/18/99		 2,860		$3.75
BCM, LLC		P		2/19/99		   500		$3.875
BCM, LLC		P		2/24/99		 1,000		$3.78
WP			P		2/26/99		   545		$3.3125


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
RESPECT TO SECURITIES OF THE ISSUER.

BCM, LLC is a registered investment adviser whose clients, including WP, PP and WCL, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. BCM, LLC is the general partner of WP and PP, which are investment limited partnerships. Carrino is the sole shareholder of BCM Co. and the sole manager and majority member of BCM, LLC. No single client of BCM, LLC, other than WP and WCL, holds more than 5 percent of the Stock.

The Filers have agreed to vote their shares of the Stock in support of the policies and plans discussed in Item 4.

CUSIP No. 461190100								Page 13 of 22 Pages


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

B. Agreement Among the Issuer, the Filers and Certain Other Shareholders of the Issuer.

SIGNATURES

	After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:	March 25, 1999


BROOKHAVEN CAPITAL MANAGEMENT				/s/ Vincent Andrew Carrino
CO., LTD.								Vincent Andrew Carrino

By:	/s/ Vincent Andrew Carrino			/s/ Robert B. Fagenson
	Vincent Andrew Carrino				Robert B. Fagenson
	President

BROOKHAVEN CAPITAL MANAGEMENT, LLC			/s/ Gerald Anthony Ryan
									Gerald Anthony Ryan
By:	/s/ Vincent Andrew Carrino
	Vincent Andrew Carrino
	Manager						WATERSHED (CAYMAN) LTD.

WATERSHED PARTNERS, L.P. 				By:  Brookhaven Capital
									Management, LLC
By:	Brookhaven Capital Management, LLC		Attorney-in-Fact
	General Partner						By: /s/ Vincent Andrew Carrino
	By:	/s/ Vincent Andrew Carrino		    Vincent Andrew Carrino
		Vincent Andrew Carrino			    Manager
		Manager

PITON PARTNERS, L.P.

By:	Brookhaven Capital Management, LLC
	General Partner
	By:	/s/ Vincent Andrew Carrino
		Vincent Andrew Carrino
		Manager

CUSIP No. 461190100								Page 14 of 22 Pages

												EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of Intrenet Inc. For that purpose, the undersigned hereby constitute and appoint Brookhaven Capital Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  January 8, 1999

BROOKHAVEN CAPITAL MANAGEMENT				/s/ Vincent Andrew Carrino
CO., LTD.								Vincent Andrew Carrino

By:	/s/ Vincent Andrew Carrino			/s/ Robert B. Fagenson
	Vincent Andrew Carrino				Robert B. Fagenson
	President

BROOKHAVEN CAPITAL MANAGEMENT, LLC			/s/ Gerald Anthony Ryan
									Gerald Anthony Ryan
By:	/s/ Vincent Andrew Carrino
	Vincent Andrew Carrino
	Manager						WATERSHED (CAYMAN) LTD.

WATERSHED PARTNERS, L.P. 				By:  Brookhaven Capital
									Management, LLC
By:	Brookhaven Capital Management, LLC		Attorney-in-Fact
	General Partner						By: /s/ Vincent Andrew Carrino
	By:	/s/ Vincent Andrew Carrino		    Vincent Andrew Carrino
		Vincent Andrew Carrino			    Manager
		Manager

PITON PARTNERS, L.P.

By:	Brookhaven Capital Management, LLC
	General Partner
	By:	/s/ Vincent Andrew Carrino
		Vincent Andrew Carrino
		Manager

CUSIP No. 461190100								Page 15 of 22 Pages

												EXHIBIT B

							AGREEMENT

	THIS AGREEMENT (the "Agreement") has been made and entered into as of this 18th day of March, 1999, by and among Intrenet, Inc., an Indiana corporation (the "Corporation"), and the undersigned shareholders of the Corporation (individually, a "Shareholder" and, collectively, the "Shareholders").


							Recitals

	A.	The Brookhaven Group has acquired the right to vote an aggregate of 4,603,913 Shares or approximately 33.7% of the outstanding Shares.

	B.	The Board believes that the acquisition by the Brookhaven Group constitutes a "control share acquisition" within the meaning of the IBCL.

	C.	Prior to the execution of this Agreement, the Board has adopted resolutions by which the Board has agreed to: (a) submit a resolution to the Corporation's shareholders to grant voting rights to "control shares" as defined in the IBCL owned by the Brookhaven Group as of the date hereof at the Corporation's 1999 annual meeting of shareholders; (b) recommend that the Corporation's shareholders approve such resolution; (c) amend the Corporation's By-laws to provide that the control share chapter of the IBCL shall not apply to any control share acquisition resulting from the execution or operation of this Agreement; (d) adopt a resolution to increase the size of the Board to nine (9) members and to elect Vincent A. Carrino, Robert B. Fagenson and Gerald Anthony Ryan to fill the vacancies created thereby; and (e) amend the Corporation's By-laws to create the office of Vice Chairman and to elect Robert B. Fagenson to such office.

	D.	The Brookhaven Group has not determined whether its share
acquisition is a "control share acquisition" as defined in the IBCL due to its uncertainty as to whether the control share chapter of the IBCL is applicable to the Corporation. It is understood that the Brookhaven Group's execution of this Agreement does not constitute the Brookhaven Group's acquiescence or other agreement as to the applicability of the control share chapter of the IBCL to its share acquisition.

	E.	The parties intend to enter into certain agreements regarding the acquisition of Shares, the election of directors of the Corporation and other matters, all on the terms and conditions set forth herein.


						Agreement

		In consideration of the foregoing and of the mutual covenants and undertakings set forth herein, the parties hereby agree as follows.

	1. 	Definitions.  The following definitions apply to this Agreement:

		(a)	"Board" means the Board of Directors of the Corporation.

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CUSIP No. 461190100								Page 16 of 22 Pages

		(b)	"Brookhaven Group" means Brookhaven Capital Management Co.,
	Ltd., Brookhaven Capital Management, LLC, Vincent Andrew Carrino,
	Watershed Partners, L.P., Piton Partners, L.P., Watershed (Cayman)
	Ltd., Robert B. Fagenson and Gerald Anthony Ryan.

		(c)	"Exchange Act" means the Securities Exchange Act of 1934, as
	amended.

		(d)	"IBCL" means the Indiana Business Corporation Law.

		(e)	"Majority in Interest of the Other Shareholders" means
	approval by the Other Shareholders who own a majority of the Shares then held by all Other Shareholders.

		(f)	"Other Shareholders" means the Shareholders who are parties
	to this Agreement and are not members of the Brookhaven Group.

		(g)	"Shares" means shares of Common Stock of the Corporation.

	2.	Vote to Restore Voting Rights.  Each Other Shareholder agrees to vote in favor of and otherwise use his or its best efforts to support the resolution to be submitted at the Corporation's 1999 annual meeting of shareholders to grant voting rights to "control shares" owned by the Brookhaven Group as of the date of this Agreement. This Agreement should not be construed as permitting the vote of any "control shares" or "interested shares", each as defined by the IBCL, on such resolution.

	3.	Standstill Agreements by the Brookhaven Group.  Each member of the Brookhaven Group agrees that it will not during the term of this Agreement, without the prior written consent of a Majority in Interest of the Other Shareholders:

		(a)	offer to acquire, or agree to acquire, directly or
	indirectly, by purchase or otherwise, any Shares or other securities (including debt claims) or direct or indirect rights to acquire any securities (including debt claims) of the Corporation, or any subsidiary thereof, or of any successor to or person in control of the Corporation, or any assets of the Corporation or any subsidiary or division thereof or of any such successor or controlling person;

		(b)	make, or in any way participate, directly or indirectly, in
	any "solicitation" of "proxies" to vote (as such terms are used in the
	rules of the Securities and Exchange Commission) other than as part of
	a solicitation made by the Board, or seek to advise or influence any
	person or entity with respect to the voting of any Shares or other
	voting securities of the Corporation;

		(c)	make any public announcement with respect to, or submit a
	proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Corporation or any of its securities or assets;

		(d)	form, join or in any way participate with any person in a
	"group" (other than with a person who is a member of the Brookhaven
	Group or by reason of this Agreement) as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing; or

CUSIP No. 461190100								Page 17 of 22 Pages

		(e)	enter into any discussions, negotiations, arrangements or
	undertakings with any third party with respect to any of the foregoing.

		4. 	Management of the Corporation.  Each Shareholder, during the term of this Agreement, shall vote the respective Shares held by each and shall undertake or cause to be undertaken any and all of the actions necessary, if such actions are required, so as to provide for all the events described in the following provisions:

		(a)	Except as provided in Section (d), the Board shall continue
	to consist of nine (9) members of a single class, to be nominated as
	provided herein.  The Brookhaven Group will have the right to
	designate three (3) persons for election to the Board and the Other
	Shareholders, acting by a Majority in Interest of the Other
	Shareholders, shall have the right to designate six (6) persons for
	election to the Board.

		(b)	If the Board fails to nominate any person designated by
	Section (a) or if the shareholders of the Corporation fail to elect any such person so nominated, the Shareholders agree to request a special meeting of shareholders for the purpose of removing as a director any person not designated in accordance with Section (a) and electing the designated person as a director of the Corporation.

		(c)	If at any time a vacancy is created on the Board by reason
	of the death, resignation or removal of any person designated in accordance with Section (a), the group which nominated the person shall meet as soon as possible after the date such vacancy occurs for the purpose of designating a person to fill such vacancy. If the group fails to designate a person to fill such vacancy within a reasonable period, or if the Board fills such vacancy otherwise than with such person, the Shareholders agree to request a special meeting of shareholders for the purpose of filling such vacancy with a person designated in accordance with Section (a).

		(d)	With the consent of the Brookhaven Group (which consent may
	not be unreasonably withheld), the size of the Board may be increased
	to more than nine (9) members in the event the Corporation hereafter
	acquires or merges with another entity which would be a "significant
	subsidiary" under the rules of the Securities and Exchange Commission
	provided that the persons who are elected directors to fill any
	vacancies created by such action are initially representatives of or
	designated by such entity or its owners.

	5.	Transfer of the Brookhaven Group's Shares.  Each member of the
Brookhaven Group agrees not to transfer any Shares to any person who is not a member of the Brookhaven Group if such transfer would constitute a "control share acquisition" by such person within the meaning of I.C. 23-1-42-2(a) but for the application of I.C. 23-1-42-2(e), unless the transferee first agrees to (a) on a prospective basis, accept all of the obligations of a member of the Brookhaven Group under this Agreement, and (b) on a prospective basis, become a party to this Agreement. The foregoing provision shall not apply to (i) a sale of the Brookhaven Group's Shares which is made pursuant to an offering registered under the Securities

CUSIP No. 461190100								Page 18 of 22 Pages

Exchange Act of 1933, as amended, (ii) a distribution approved in advance by a Majority in Interest of the Other Shareholders, (iii) over-the-counter sales on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets - Small Cap Issues or a similar market, and (iv) any other transfer that does not have as its purpose or effect a circumvention of Section 3 of this Agreement.

	6.	Notices.  All notices shall be in writing and shall be delivered in person or by certified mail, postage prepaid, to the Corporation and to the other Shareholders. Notice to the Corporation shall be addressed to its principal office, attention: President. Notices to the Shareholders shall be delivered to their addresses set opposite their names below. Any of the Shareholders may establish a different address for delivery of notices to him by giving written notice of such address to all parties to this Agreement. Notice shall be deemed to be given at the time of personal delivery or three (3) business days after deposit in the United States mail.

	7. 	Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns, heirs, executors, administrators and legal representatives.

	8. 	Termination.  This Agreement shall terminate upon the earlier of:

		(a)	Eighteen (18) months from the date hereof;

		(b)	The acquisition of beneficial ownership by any person or
	group within the meaning of Rule 13d-3 promulgated under the Exchange Act of fifty percent (50%) or more of the Shares; provided such acquisition is not in violation of this Agreement;

		(c)	The sale of all or substantially all of the assets or
	dissolution of the Corporation; or

		(d)	The effectiveness of any merger or share exchange to which
	the Corporation is a party, if the Corporation is not the surviving or issuing corporation.

Notwithstanding the foregoing, this Agreement shall not terminate earlier than the vote to grant voting rights contemplated by Section 2.

	9.	Modification.  This Agreement may be modified or amended only by the written agreement of all of the parties to this Agreement.

	10.	Counterparts.  This Agreement may be executed in multiple
counterparts, with each counterpart deemed to be an original instrument and all counterparts together constituting the same agreement.

	11.	Specific Enforcement.  The parties acknowledge that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement and that any such breach would cause immediate and irreparable injury, loss or damage. In the event of any such breach or threatened breach of this Agreement, the party or parties who are not in breach of their obligations under this Agreement, in addition to any other

CUSIP No. 461190100								Page 19 of 22 Pages

remedies at law or in equity they may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

	12.	Delay.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

	13.	Partial Invalidity.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

	14.	Jurisdiction and Governing Law.  All parties consent to personal jurisdiction, service of process and venue in any federal or state court within the State of Indiana having venue and subject matter jurisdiction for the purposes of any action, suit or proceeding arising out of or relating to this Agreement. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without regard to its conflicts of law provision.

	IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date written above.


INTRENET, INC.



By:  /s/ John P. Delavan
     John P. Delavan, President


BROOKHAVEN CAPITAL MANAGEMENT					Address:
 CO. LTD.

							3000 Sand Hill Road, Bldg 3, Suite 105
By:/s/ Vincent A. Carrino			Menlo Park, CA  94025
   Vincent A. Carrino, President


BROOKHAVEN CAPITAL
 MANAGEMENT, LLC


By:/s/ Vincent Andrew Carrino		________________________________________
   Vincent Andrew Carrino, Manager


/s/ Vincent Andrew Carrino 	________________________________________
    Vincent Andrew Carrino

CUSIP No. 461190100								Page 20 of 22 Pages

WATERSHED PARTNERS, L.P.
By:	BROOKHAVEN CAPITAL MANAGEMENT,
	LLC,  General Partner


By:/s/ Vincent Andrew Carrino		________________________________________
   Vincent Andrew Carrino, Manager


PITON PARTNERS, L.P.

By:  BROOKHAVEN CAPITAL MANAGEMENT,
	LLC, General Partner


By:/s/ Vincent Andrew Carrino		________________________________________
   Vincent Andrew Carrino, Manager

WATERSHED (CAYMAN) LTD.

By:	BROOKHAVEN  CAPITAL
	MANAGEMENT, LLC, General Partner


By:/s/ Vincent Andrew Carrino		________________________________________
   Vincent Andrew Carrino, Manager


/s/ Robert B. Fagenson			________________________________________
    Robert B. Fagenson


/s/ Gerald Anthony Ryan		________________________________________
    Gerald Anthony Ryan


MORGENS, WATERFALL, VINTIADIS
 & COMPANY, INC.


By: /s/ Edwin H. Morgens			________________________________________
    Edwin H. Morgens, Chairman


PHOENIX PARTNERS

By:	MW MANAGEMENT LLC
	  General Partner


By: /s/ Edwin H. Morgens			________________________________________
 Edwin H. Morgens, Managing Member
							General Partner

CUSIP No. 461190100								Page 21 of 22 Pages

BETJE PARTNERS

By:	MORGENS WATAERFALL VINTIADIS & CO. INC.,
	  Investment Advisor to Betje Partners


By: /s/ Edwin H. Morgens			________________________________________
 Edwin H. Morgens, Managing Member


PHAETON INTERNATIONAL, N.V.

By:	MORGENS WATERFALL VINTIADIS & CO. INC.
	  Investment Advisor to Phaeton International


By: /s/ Edwin H. Morgens			________________________________________
    Edwin H. Morgens, Chairman


MORGENS WATERFALL VINTIADIS N.C.


By: /s/ Edwin H. Morgens			________________________________________
                 ,


RESTART PARTNERS, L.P.

By:	PRIME INC.
	  General Partner of Prime Group, L.P.
	  General Partner of Restart Partners, L.P.


By: /s/ Edwin H. Morgens			________________________________________
    Edwin H. Morgens, Chairman


RESTART PARTNERS II, L.P.

By:	PRIME INC.
	  General Partner of Prime Group II, L.P.
	  General Partner of Restart Partners II, L.P.


By: /s/ Edwin H. Morgens			________________________________________
    Edwin H. Morgens, Chairman

CUSIP No. 461190100								Page 22 of 22 Pages

MORGENS WATERFALL INCOME PARTNERS

By:	MW CAPITAL, LLC
	  General Partner, Morgens Waterfall Income Partners


By: /s/ Edwin H. Morgens			________________________________________
  Edwin H. Morgens, Managing Member


ALLEN HOLDING, INC.


By: /s/ Howard Felson			________________________________________
   Howard Felson, Vice President


ALLEN & COMPANY, INC.


By: /s/ Howard Felson			________________________________________
   Howard Felson, Vice President


ALLEN VALUE PARTNERS, L.P.

By:	ALLEN VALUE INC., G.P.
	  Allen Philton, L.P.


By: /s/ Philip Scaturro			________________________________________
    Philip Scaturro, President


ALLEN VALUE LIMITED


By: /s/ Philip Scaturro			________________________________________
    ______________,___________


/s/ Philip Scaturro				________________________________________
Philip Scaturro


/s/ Ned N. Fleming, III			________________________________________
Ned N. Fleming, III


/s/ Eric C. Jackson				________________________________________
Eric C. Jackson


/s/ Thomas J. Noonan, Jr.			________________________________________
Thomas J. Noonan, Jr.
4193\017\1036152